Exhibit 99.1

P.V. NANO CELL LTD.

8 Hamasger Street

Migdal Ha’Emek, Israel 2310102

Notice is hereby given to the holders of ordinary shares, par value NIS 0.01 per share (the “Ordinary Shares”) of P.V. Nano Cell Ltd. (the “Company”) in connection with the solicitation by the board of directors (the “Board”) of proxies for use at the annual general meeting of shareholders (the “Meeting”), to be held on December 19, 2022, at 4:00 PM Israel time (9:00 AM EST) at the offices of the Company at 8 Hamasger Street, Migdal Ha’Emek, Israel 2310102, or at any adjournments thereof.

The agenda for the Meeting is to consider the approval of the following:

1.	Ratification of Avi Magid’s appointment as Chief Executive Officer of the Company and approval of his compensation;

2.	Re-election of Dr. Fernando De La Vega as Class III Director of the Company, for a term of three (3) years;

3.	Re-election of each of Ofer Greenberger and David Boas to our Board of Directors as Class II directors for a term of two (2) years;

4.	Approval and ratification of the equity grants to the Company’s directors and officers

5.	Approve the re-adoption our Executive Compensation Policy.

In addition, shareholders at the Meeting will have an opportunity to review and ask questions regarding the consolidated financial statements of the Company for the fiscal years ended December 31, 2021 and 2020.

The Company is currently unaware of any other matters that may be raised at the Meeting. Should any other matters be properly raised at the Meeting, the persons designated as proxies shall vote according to their own judgement on those matters.

The Board recommends that shareholders vote in favor of each of the above proposals, which will be described in the proxy statement to be made available to the Company’s shareholders.

Only shareholders of record at the close of business day on November 17, 2022, shall be entitled to receive notice of and to vote at the Meeting.

Whether or not you plan to attend the Meeting, it is important that your shares be represented. Accordingly, shareholders who will not attend the Meeting in person are urged to vote with respect to proposals by means of a proxy card. Ordinary Shareholders must submit their proxies to the Company’s offices no later than 11:59 PM the day prior to the Meeting (i.e., 11:59 PM (Israel Time) on December 16, 2022). Execution of a proxy will not in any way affect a shareholder’s right to attend the Meeting and vote in person, and any person giving a proxy has the right to revoke it at any time before it is exercised.

A proxy statement describing the various matters to be voted upon at the Meeting along with a proxy card enabling the shareholders to indicate their vote on each matter will be furnished to the U.S. Securities and Exchange Commission (the “Commission”) under cover of Form 6-K and will be available on the Commission’s website at www.sec.gov. The Proxy statement will also be available on the Company’s website www.pvnanocell.com.

Shareholders wishing to express their position on an agenda item for this Meeting may do so by submitting a written statement (“Position Statement”) to the Company’s offices, at 8 Hamasger Street, Migdal Ha’Emek, Israel 2310102, Attention: Mr. Evyatar Cohen, chief financial officer, e-mail address: evyatar@profinance.co.il. Any Position Statement received will be furnished to the Commission on Form 6-K and will be made available to the public on the Commission’s website at www.sec.gov. Position Statements should be submitted to the Company no later than December 12, 2022.

In accordance with the Companies Law and regulations promulgated thereunder, any shareholder of the Company holding at least one percent (1%) of the outstanding voting rights of the Company for the meeting may submit to the Company a proposed additional agenda item for the meeting, to the Company’s offices at 8 Hamasger Street, Migdal Ha’emek, Israel 2310102, Attention: Evyatar Cohen, chief financial officer, e-mail address: evyatar@profinance.co.il no later than December 12, 2022. To the extent that there are any additional agenda items that the Board determines to add as a result of any such submission, the Company will publish an updated agenda and proxy card with respect to the Meeting, no later than December 12, 2022 which will be furnished to the Commission on Form 6-K and will be made available to the public on the Commission’s website at www.sec.gov.

The wording of the resolutions to be voted at the Meeting and relevant documents thereto may be inspected at the Company’s offices during normal business hours and by prior coordination with Mr. Evyatar Cohen (Tel: +972-54-495-5038).

By Order of the Board of Directors

/s/ Dov Farkash
Dov Farkash
Chairman of the Board

Migdal Ha’Emek, Israel

November 29, 2022

P.V. NANO CELL LTD.

8 Hamasger Street

Migdal Ha’Emek

Israel 2310102

PROXY STATEMNT

General Information

This proxy statement (the “Proxy Statement”) is furnished to the holders of ordinary shares, par value NIS 0.01 per share (the “Ordinary Shares”), of P.V. Nano Cell Ltd. (the “Company”) in connection with the solicitation by the board of directors (the “Board”) of proxies for use at the annual general meeting of shareholders (the “Meeting”), to be held on December 19, 2022, at 4:00 PM Israel time (9:00 AM EST) at the offices of the Company at 8 Hamasger Street, Migdal Ha’Emek, Israel 2310102, or at any adjournments thereof.

Agenda

1.	Ratification of Avi Magid’s appointment as Chief Executive Officer of the Company and approval of his compensation;

2.	Re-election of Dr. Fernando De La Vega as Class III Director of the Company, for a term of three (3) years;

3.	Re-election of each of Ofer Greenberger and David Boas to our Board of Directors as Class II directors for a term of two (2) years;

4.	Approval and ratification of the equity grants to the Company’s directors and officers.

5.	Approve the re-adoption our Executive Compensation Policy.

In addition, shareholders at the Meeting will have an opportunity to review and ask questions regarding the consolidated financial statements of the Company for the fiscal years ended December 31, 2021 and 2020.

Record Date; Shareholders Entitled to Vote

Only holders of Ordinary Shares at the close of business on November 17, 2022 (the “Record Date”), shall be entitled to receive notice of and to vote at the Meeting. At the close of business on November 17, 2022, the Company had 133,206,222 outstanding Ordinary Shares, each of which is entitled to one vote for each of the matters to be presented at the Meeting.

Proxies

Whether or not you plan to attend the Meeting, it is important that your shares be represented. Accordingly, holders of Ordinary Shares who will not attend the Meeting in person are urged to vote with respect to proposals by means of a proxy card. Holders of Ordinary Shares must submit their proxies to the Company’s offices no later than 11:59 pm the day prior to the Meeting (i.e., 11:59 PM (Israel time) on December 16, 2022). Execution of a proxy will not in any way affect a shareholder’s right to attend the Meeting and vote in person, and any person giving a proxy has the right to revoke it at any time before it is exercised.

The Proxy Statement describing the various matters to be voted upon at the Meeting along with a proxy card enabling the shareholders to indicate their vote on each matter was furnished to the Commission under cover of Form 6-K and is available on the Commission’s website at www.sec.gov. The Proxy Statement will also be available on the Company’s website www.pvnanocell.com.

All shares represented by properly executed proxies received prior to or at the Meeting and not revoked prior to, or at, the Meeting in accordance with the procedures described in the proxy statement, will be voted as specified in the instructions indicated in such proxies.

Holders of Ordinary Shares may revoke their proxies at any time before the deadline for receipt of proxies by filing with the Company, in the case of holders of Ordinary Shares, a written notice of revocation or duly executed proxy bearing a later date.

Expenses and Solicitation

The Board is soliciting proxies for use at the Meeting. The Company expects to begin mailing this Proxy Statement and the accompanying proxies to Ordinary Shares holders on or about November 29, 2022. In addition to solicitation of proxies to Ordinary Shares holders by mail, certain officers, directors, employees and agents of the Company, none of whom shall receive additional compensation therefore, may solicit proxies by telephone or other personal contact. The Company shall bear the cost of the solicitation of the proxies, including postage, printing and handling and shall reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

Quorum

Discussion at the Meeting will be commenced if a quorum is present. A quorum is constituted by two (2) or more shareholders who are present in person or by proxy, and who hold or represent shares holding in the aggregate at least ten percent (10%) of the voting rights in the Company. If a quorum is not present within thirty minutes of the time designated for the Meeting, the Meeting will be adjourned to Monday December 26, 2022, at the same time and place. At the adjourned Meeting, if a quorum is not present within thirty minutes, any number of shareholders who are present in person or proxy, or who have delivered a proxy card, will constitute a quorum.

Position Statements

Holders of Ordinary Shares wishing to express their position on an agenda item for this Meeting may do so by submitting a written statement (“Position Statement”) to the Company’s offices, at 8 Hamasger St., Migdal Ha’Emek 2310102, Israel, Attention: Evyatar Cohen, chief financial officer, e-mail address: evyatar@profinance.co.il. Any Position Statement received will be furnished to the Commission on Form 6-K and will be made available to the public on the Commission’s website at www.sec.gov. Position Statements should be submitted to the Company no later than December 12, 2022. A shareholder is entitled to contact the Company directly and receive the text of the proxy card and any Position Statement.

Reporting Requirements

The Company is subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the Commission. Our filings with the Commission may be inspected without charge at the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the Commission at 1-800-SEC-0330. Our filings are also available to the public on the Commission’s website at www.sec.gov.

As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this notice and proxy statement should not be taken as an admission that the Company is subject to the proxy rules under the Exchange Act.

Meeting Agenda

In accordance with the Companies Law and regulations promulgated thereunder, any shareholder of the Company holding at least one percent (1%) of the outstanding voting rights of the Company for the meeting may submit to the Company a proposed additional agenda item for the meeting, to the Company’s offices at 8 Hamasger Street, Migdal Ha’emek, Israel 2310102, Attention: Evyatar Cohen, chief financial officer, e-mail address: evyatar@profinance.co.il no later than December 12, 2022. To the extent that there are any additional agenda items that the Board determines to add as a result of any such submission, the Company will publish an updated agenda and proxy card with respect to the Meeting, no later than December 12, 2022 which will be furnished to the Commission on Form 6-K and will be made available to the public on the Commission’s website at www.sec.gov.

The wording of the resolution to be voted at the Meeting and relevant documents thereto may be inspected at the Company’s offices during normal business hours and by prior coordination with Mr. Evyatar Cohen (Tel: +972-54-495-5038).

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

The table below reflects the compensation granted to our five (5) most highly compensated office holders (as defined in the Companies Law) during or with respect to the year ended December 31, 2021. We refer to the five (5) individuals for whom disclosure is provided herein as our “Covered Executives”. For purposes of the table below, “compensation” includes amounts accrued or paid in connection with salary cost, consultancy fees, bonuses, share-based compensation, retirement or termination payments, benefits and perquisites (as applicable) to provide such compensation. All amounts reported in the table are in terms of cost to the Company, as recognized in our consolidated financial statements for the year ended December 31, 2021, plus compensation accrued or paid to such Covered Executives following the end of the year in respect of services provided during the year. Each of the Covered Executives was covered by our director and officer liability insurance policy and was entitled to indemnification and exculpation in accordance with applicable law and our articles of association.

Individual Covered Executive Compensation Name and Principal Position	Salary(2)	Share-based Compensation (3)	Total
	US $
Dov Farkash, Chairman	$148,639	$35,894	$184,533
Fernando de la Vega, Chief Technology Officer and Director	256,276	113,649	369,925
Ran Eisenberg, Former Chief Executive Officer(1)	105,286	44,858	150,144
Evyatar Cohen, Chief Financial Officer	167,219	46,715	213,934
Hanan Markovich, Chief Business Development Officer	$184,379	$23,167	$207,546

(1)	Mr. Eisenberg joined the Company on June 10, 2021 as the chief executive officer and as a director. On May 15, 2022 and July 1, 2022 he resigned his position as director and as a chief executive officer, respectively.

(2)	Salary includes the Covered Executive’s gross salary plus payment of social benefits made by us on behalf of such Covered Executive. Such benefits may include, to the extent applicable to the Covered Executive, payments, contributions and/or allocations for savings funds (e.g., managers’ life insurance policy), education funds (referred to in Hebrew as “keren hishtalmut”), pension, severance, risk insurances (e.g., life, or work disability insurance), payments for social security and tax gross-up payments, vacation, medical insurance and benefits, convalescence or recreation pay and other benefits and perquisites consistent with our policies.

(3)	Represents the share-based compensation expenses recorded in the Company’s consolidated financial statements for the year ended December 31, 2021, based on the option’s grant date fair value, calculated in accordance with accounting guidance for share-based compensation.

PROPOSAL 1

RATIFICATION OF AVI MAGID’S APPOINTMENT AS CHIEF EXECUTIVE OFFICER OF THE COMPANY AND APPROVAL OF HIS COMPENSATION

On July 17, 2022, our board of directors appointed Avi Magid as the Company’s Chief Executive Officer, effective immediately. Mr. Magid was appointed in the wake of Ran Eisenberg’s resignation on July 1, 2022 as Chief Executive Officer. At the Meeting, the shareholders will be asked to approve the appointment of Avi Magid as Chief Executive Officer of the Company.

Under the Companies Law, such ratification and approval by shareholders is valid for a period not to exceed three (3) years from the date of the shareholders’ meeting in which such appointment was ratified and approved.

In connection with being named as the Company’s Chief Executive Officer, on November 7, 2022 the Company and Mr. Magid executed an employment agreement with the Company which continues in effect through the close of business on the day of the Annual Meeting. The principal components of such agreement were previously disclosed by the Company. Thereafter, Mr. Magid and the Company have agreed to enter into a new agreement, subject to the approval of the shareholders. Under the terms of the new employment agreement Mr. Magid is paid a gross monthly salary of NIS 60,000 (which is equivalent to approximately $17,467 based on the exchange rate of $1.00 / NIS 3.435 in effect as of November 15, 2022). At Mr. Magid’s option, the Company lease a vehicle for Mr. Magid or, alternatively, may add an amount equal to the vehicle costs as additional salary to Mr. Magid, provided that the total payroll will be in accordance to the limitation of the Compensation Policy. Mr. Magid was also awarded options under the Company’s employee stock option plan for an aggregate of 5,249,758 Ordinary Shares, exercisable at a per share exercise price of $0.07 and scheduled to vest as follows: one third (1/3) on August 1, 2023, the first anniversary of the employment start date, and the balance thereafter in equal monthly instalments at the end of each month, subject to his continued employment with the Company; provided, that, as the number of reserved shares under the Company’s employee stock option plan is not sufficient to support the grant in its totality, at this time, subject to the approval by the shareholders of Proposal No. 4, options for only 4,000,000 shares will be completed and the balance of the grant shall be completed at such time as the shares available for issuance under the Company’s employee stock option plan shall have been increased. The remaining options (ie. 1,249,758 options) will vest according to the vesting schedule referenced above.  Under the Agreement, Mr. Magid is also entitled to the following: (i) Manager’s Insurance under Israeli law to which the Company contributes amounts equal to (a) 8.33% for severance payments, and 6.5%, or up to 7.5% (including disability insurance) designated for premium payment (and Mr. Magid contributes an additional 6%) of each monthly salary payment, and (b) 7.5% of his salary (with Mr. Magid contributing an additional 2.5%) to an education fund, a form of deferred compensation program established under Israeli law. The employment agreement contains (i) customary confidentiality obligations which are not limited by the term of the agreement, (ii) certain non-compete provisions during the term of the agreement and twelve (12) months thereafter and (iii) certain non-solicitation provisions during the term of the agreement and for one year thereafter. Either party may terminate the employment agreement at any time upon one month’s prior notice.

Our Board, following the recommendation of our audit committee, has unanimously determined that it is in our best interest and that of our shareholders to ratify Mr. Magid’s appointment as chief executive officer. Accordingly, the Board resolved to approve, and recommend that the shareholders approve, that Mr. Magid serve as Chief Executive Officer.

Pursuant to the Companies Law, approval of compensation with an office holder of the Company is subject to the approval of the compensation committee, the board of directors and the general meeting of the shareholders, in that order. Such approval shall be required to meet the special majority requirements as described in the “Required Vote and Voting Procedures” Section hereinabove.

Our compensation committee has determined that the terms of the chief executive officer compensation are consistent with our Compensation Policy which was adopted by our shareholders in 2019.

Our Compensation Committee and Board of Directors have approved the terms of the chief executive officer Compensation and determined that they are in the best interests of the Company.

 At the Meeting, shareholders will be asked to approve and ratify Mr. Magid’s appointment as chief executive officer of the Company.

“RESOLVED, to authorize and ratify Mr. Magid’s appointment to serve as the Chief Executive Officer of P.V. Nano Cell Ltd., and to approve the terms of his compensation as provided in the Proxy Statement dated November 29, 2022.”

The Board recommends shareholders vote “FOR” Proposal 1

PROPOSAL 2

RE-ELECTION OF DR. FERNANDO DE LA VEGA AS A CLASS III DIRECTOR OF THE COMPANY

At the Meeting, the shareholders will be asked to approve the re-election of Dr. Fernando De La Vega as a class III director of the Company, to hold office until the annual meeting in 2025.

Our Articles provide that the number of directors serving on the Board may be determined from time to time by the Board of Directors provided however that the overall number of directors at a given time be not less than three (3) and not more than seven (7) (including the external directors appointed as required under the Companies Law). Our Board, other than the external directors, is divided into three staggered classes of directors as nearly equal in number as possible. One class is elected each year at the annual meeting of shareholders for a term of three years. Mr. Dov Farkash, who was named our active chairman on April 19, 2020 is currently the Class I director. The term of the Class II director, currently Ofer Greenberger and David Boas, expires at the 2024 annual meeting. The term of the Class III director, currently Dr. Fernando de la Vega, expires at the Annual Meeting.

Our Board has nominated Dr. Fernando De La Vega to serve as the Class III director for a three (3) years term ending at the 2025 annual meeting or until its successors are elected and qualified. The nominee named in this proxy statement has consented to serve if elected. We have no reason to believe that any of the nominees named in this proxy statement will be unwilling or unable to serve if elected as a director.

The following are details regarding Dr. Fernando De La Vega:

Dr. Fernando de la Vega, age 64, co-founded PV Nano Cell Ltd. in 2009 and has served as our Chief Executive Officer and a Director of our board of directors since that time through June 20, 2021 (and as a Chairman the majority of that time), when he was appointed as our Chief Executive Officer Dr. de la Vega has more than 35 years industrial and entrepreneurial experience, having served in managerial positions with responsibility over research and development, quality and operations and has founded or co-founded several businesses in the fields of nano technology and functional materials. From 2001 to early 2009, Dr. de la Vega served as General Manager and a Director of Cima, a company focused on the development of innovative technologies in the field of flexible printed electronics. Dr. de la Vega also co-founded and, from 2003 through 2009, served as Chairman of the Nano Functional Materials Consortium, a five-year, $25 million research consortium which performed general research on nanotechnology, sponsored by Israel’s Office of the Authority as part of the MAGNET program, a special program intended to encourage cooperation between industry and academia. Dr. de la Vega has also co-founded three (3) European research and development consortiums. He is a co-inventor of more than 11 patent families in the fields of nanomaterials and nanotechnology and author and co-author of many scientific and technical publications (including on conductive inks for inkjet printing). Dr. de la Vega holds a Ph.D. in Applied Chemistry from the Casali Institute at the Hebrew University of Jerusalem, as well as a M.Sc. in Applied Chemistry and a B.Sc. in Chemistry from the Hebrew University of Jerusalem.

At the Meeting, it is proposed that the following resolutions be adopted:

“RESOLVED, to approve the re-election of Dr. Fernando De La Vega as a class III director, to hold office until his term expires in accordance with its terms.”

The Board recommends shareholders vote “FOR” Proposal 2

PROPOSAL 3

RE-ELECTION OF EACH OF OFER GREENBERGER AND DAVID BOAS AS A CLASS II DIRECTOR OF THE COMPANY

At the Meeting, the shareholders will be asked to approve the re-election of each of Ofer Greenberger and David Boas as a class II director of the Company, to hold office until the annual meeting in 2025.

On May 15, 2022, we appointed each o Ofer Greenberger and David Boas to serve on the Company’s Board of Directors, as directors with such appointment to become effective as of May 19, 2022 pending the completion of the necessary appointment procedures.

Our Board has nominated each of Ofer Greenberger and David Boas to serve as the Class II director for a term ending at the 2024 annual meeting or until its successors are elected and qualified. The nominee named in this proxy statement has consented to serve if elected. We have no reason to believe that any of the nominees named in this proxy statement will be unwilling or unable to serve if elected as a director.

The following are details regarding each of Ofer Greenberger and David Boas:

Mr. Greenberger, age 61, is an experienced executive with an international proven track record in turnaround management in the technology sector. Since February 2017, he has been serving as President and General Manager of Applied Materials (Israel), a subsidiary of a Nasdaq listed company and a global leader in materials engineering solutions for semiconductors, flat panel display and photo voltaic industries. Prior to his position at Applied Materials, from March 2012 through September 2015 he was CEO of Orbit Communications systems, an Israel based local provider of airborne communications and satellite- tracking maritime and ground-station and new space solutions. Prior thereto, from 2003 to 2011 he served as President and General Manager of KLA-Tencor (Israel), a subsidiary of a leading worldwide capital equipment company based that supplies process control and yield management systems for the semiconductor industry and other related nanoelectronics industries. From 1993 to 2003, he was Vice President and General Manager for Kulicke&Soffa, leading provider of semiconductor packaging and electronic assembly solutions supporting the global automotive, consumer, communications, computing and industrial segments. Mr. Greenberger holds a B.Sc. in mechanical engineering and an M.B.A. from the Technion and is a graduate of the AEA Stanford Executive Institute.

Mr. Boas, age 78, held a variety of highly influential positions in the Israeli economy, among them: Director of Budgets at the Ministry of Finance (1987-1991), Chief Strategic Advisor to Telecom Minister (1992-1996) and some senior positions in the private sector such as CFO at Iscar Group a supplier  of precision carbide metalworking tools (1980-1984), CEO at Cimatron, one of the leading Computer-Aided-Design companies in Israel (1984-1987). From 1992 through the present time, he serves as president and owner of “David Boas – Business Consulting Ltd.” where he consults on matters relating to technology, infrastructure and energy. From 1991 to 2001 he chaired a number of public commissions in Israel on various areas such as Energy, Defense, Communications, Agriculture, Immigration, Regional-Planning, and more.

“RESOLVED, to ratify and approve Ofer Greenberger’s appointment to serve as a Class II Director , to hold office until his term expires in accordance with its terms.”

“RESOLVED, to ratify and approve David Boas’ appointment to serve as a Class II Director , to hold office until his term expires in accordance with its terms.”

The Board recommends shareholders vote “FOR” Proposal 3

PROPOSAL 4

APPROVAL AND RATIFICATION OF EQUITY GRANTS TO THE COMPANY’S DIRECTORS AND OFFICERS

Pursuant to the Companies Law, any arrangement between the Company and a director relating to his or her terms of engagement and compensation, including with respect to his or her other roles in the Company, must be approved by our compensation committee, Board and the shareholders, in that order.

Under the Companies Law, if any engagement is not in accordance with the compensation policy of a company, then the engagement is required to be brought to the approval of the company’s shareholders by a special majority vote (as described below).

Our directors, other than our external directors and chairman of the Board, do not receive any cash compensation for their services on our Board.

Below are the equity grants that are brought to the approval of the shareholders at the Meeting, and their respective terms:

Grantee	Date of Grant	Option Amount		Price Per Share	Vesting Schedule
Avi Magid	November 7, 2022	5,249,758	*	$0.07	One third to vest on August 1, 2023; and the balance thereafter in equal monthly instalments at the end of each month, subject to his continued employment with the Company
Ofer Greenberger	May 19, 2022	1,300,000		$0.07	Options for 325,000 options vest on May 19, 2023 and the balance are to vest over the next three years in equal instalments on a quarterly basis at the end of each three month period following the first anniversary of appointment to the Board (i.e., 81.250 option share per three month period).
David Boas	May 19, 2022	1,300,000		$0.07	Options for 325,000 options vest on May 19, 2023 and the balance are to vest over the next three years in equal instalments on a quarterly basis at the end of each three month period following the first anniversary of appointment to the Board (i.e., 81.250 option share per three month period).

*	As the number of reserved shares under the Company’s employee stock option plan is not sufficient to support the grant in its totality, at this time, options for only 4,000,000 shares will be completed and the balance of the grant shall be completed at such time as the shares available for issuance under the Company’s employee stock option plan shall have been increased. The remaining options (ie. 1,249,758 options) will vest according to the vesting schedule referenced above, subject to the increase in the shares for reserved for issuance under the plan.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve and ratify the grant of equity awards to the members of the Company’s board of directors and related terms, as detailed in the Proxy Statement dated November 29, 2022.”

The Board recommends shareholders vote “FOR” Proposal 4

PROPOSAL 5

APPROVE THE RE-ADOPTION OF OUT EXECUTIVE COMPENSATION PLOCY

Under the Companies Law, a public company must adopt a compensation policy regarding the terms of office and employment of its executive officers and directors, including the grant of any benefit, compensation related payment or undertaking to provide such payment, such as salary, bonus, equity awards, severance and other compensation, exemption from liability, insurance or indemnification, and any payment or other benefit in connection with termination of services.

Pursuant to the Companies Law, a company’s compensation policy must be reviewed from time to time by its compensation committee and board of directors, to ensure its alignment with the company’s individual compensation philosophy and to consider its appropriateness for the company. The compensation policy must generally be re-approved once every three years by the board of directors, upon the recommendation of the compensation committee, and ultimately by the company’s shareholders.

Accordingly, our compensation committee and Board adopted a compensation policy in the form attached to this Proxy Statement as Exhibit A, or the Compensation Policy. The Compensation Policy was approved by our shareholders on September 19, 2019.

Our Compensation Policy is designed to promote retention and motivation of executive officers and directors, incentivize superior individual excellence, align the interests of our directors and executive officers with our long-term performance and provide a risk management tool. To that end, a portion of an executive officer compensation package is targeted to reflect our short and long-term goals, as well as the executive officer’s individual performance. On the other hand, the Compensation Policy includes measures designed to reduce the executive officer’s incentives to take excessive risks that may harm us in the long-term, such as caps on the value of cash bonuses and equity-based compensation, limitations on the ratio between the variable and the total compensation of an executive officer and minimum vesting periods for equity-based compensation.

The Compensation Policy also addresses the executive officer’s individual characteristics (such as his or her respective position, education, scope of responsibilities and contribution to the attainment of our goals) as the basis for providing distinct compensation packages to different executive officers, and appropriately compares the compensation given to our executive officers, directors and other employees with those of similar companies in the industry.

 Pursuant to the Compensation Policy, the compensation terms that may be granted to an executive officer or director may include: base salary, cash bonuses, equity-based compensation, benefits and retirement and termination of employment arrangements.

The brief overview above is qualified in its entirety by reference to the full text of the proposed Compensation Policy, as reflected in Exhibit A attached hereto.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve the re-adoption of the Compensation Policy for executives and directors, as detailed in the Proxy Statement dated November 29, 2022, which shall be effective for a period of three (3) years from the date of its approval.”

The Board recommends shareholders vote “FOR” Proposal 5

OTHER BUSINESS

Management knows of no other business to be acted upon at the Meeting. However, if any other business properly comes before the Meeting, the persons named in the enclosed proxy will vote upon such matters in accordance with their best judgment.

By the Order of the Board of Directors

Dov Farkash, Chairman of the Board of Director